NorthStar/RXR New York Metro Income, Inc.
399 Park Avenue
New York, NY 10022

February 5, 2015

VIA EDGAR AND EMAIL

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NorthStar/RXR New York Metro Income, Inc.
Registration Statement on Form S-11 (File No. 333-200617)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NorthStar/RXR New York Metro Income, Inc. (the “Company") hereby requests the Securities and Exchange Commission (the “Commission") to accelerate the effectiveness of its Registration Statement on Form S-11 (File No. 333-200617) and declare the Registration Statement, as then amended, effective as of 4:00 p.m., Washington, D.C. time, on February 9, 2015 or as soon thereafter as practicable.

In connection with this request for acceleration of effectiveness, the Company acknowledges that (i) should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Judith Fryer of Greenberg Traurig, LLP (counsel to the Company) at (212) 801-9330 with any questions about this acceleration request. Please notify us when the delegated authority copy of the orders of the Commission declaring the Registration Statement effective has been executed.

Sincerely,

/s/ RONALD J. LIEBERMAN

Ronald J. Lieberman
Executive Vice President, General Counsel and Secretary

cc:	Ms. Judith D. Fryer Esq.
Mr. Joseph A. Herz Esq.